HARSCO CORPORATION
350 Poplar Church Road
Camp Hill, Pennsylvania  17011

November 21, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention: Timothy A. Geishecker, Senior Counsel

Re:	Harsco Corp.
Definitive 14A
Filed on March 20, 2007
File Number 001-03970

Dear Mr. Geishecker:

Harsco Corporation, a Delaware corporation (“we,” “us” or the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 26, 2007 (the “Comment Letter”) with respect to the Company’s definitive proxy statement on Schedule 14A filed on March 20, 2007 (the “2007 proxy statement”).

Below are the Company’s responses to each comment in the Comment Letter.  For the convenience of the Staff, we have repeated each of the Staff’s comments before the response.

Compensation Discussion and Analysis, page 19

1.
Please discuss in reasonably complete detail the role of Mr. Hathaway in your compensation processes and his input during the crafting of compensation packages.  Discuss the extent to which Mr. Hathaway retains the ability to call Compensation Committee meetings or meet with the consultants used by the Compensation Committee.

Response:

Mr. Hathaway plays several roles in the Company’s compensation processes.  In general, he reviews the Company’s proposed overall budget increases for executive officer salaries and approves, on an individual basis, recommendations made by management regarding year-to-year executive compensation increases.  More specifically, Mr. Hathaway reviews both (1) benchmark compensation materials and other related information provided by Towers Perrin, one of the Company’s compensation consultants, and (2) recommendations submitted by members of the Company’s senior management team, before submitting management’s recommendations to the Management Development and Compensation Committee (the “Compensation Committee”) regarding salary increases and changes to bonus percentages and equity compensation awards for members of the Company’s senior management team.

Securities and Exchange Commission
November 21, 2007

Mr. Hathaway also provides the Compensation Committee with factual information on which it bases its decisions regarding his compensation.  As an example, Mr. Hathaway meets with the Compensation Committee in executive session during each November to review the Company’s results for that fiscal year.  The Company’s independent directors participate in the November session.  Mr. Hathaway has no decision-making involvement with respect to his own compensation.  Instead, the Compensation Committee determines its recommendation regarding Mr. Hathaway’s compensation package for the subsequent fiscal year based on the facts gathered from its meeting with Mr. Hathaway, plus compensation survey information provided to the Company by Towers Perrin and whatever other information and factors it chooses to consider from year-to-year.  The Compensation Committee promptly makes its recommendation known to the full Board of Directors of the Company (the “Board of Directors”) for its review and approval.

As Chairman of the Board of Directors, Mr. Hathaway has the authority to call Compensation Committee meetings.  The Company is not aware, however, of any Compensation Committee meeting called by Mr. Hathaway during the past four years.  Additionally, as Chief Executive Officer of the Company, Mr. Hathaway has the authority to call and hold meetings with each of Towers Perrin and Stern Stewart & Company, the Company’s compensation consultants, as these consultants are engaged by the Company, not the Board of Directors or any of its committees.  The Company is unaware of any meeting between Mr. Hathaway and any of the Company’s compensation consultants in recent history.

The Company anticipates expanding its compensation discussion in future filings, including in the Company’s definitive proxy statement for the Company’s 2008 Annual Meeting of Stockholders (the “2008 proxy statement”), to the extent such information remains material.

2.
Please disclose the specific items of corporation performance and individual objectives used to determine incentive amounts and discuss how your incentive awards are specifically structured around these performance goals and objectives.  See Item 402(b)(2)(v) of Regulation S-K.  Refer to your description of EVA, earnings per share and cash flow targets and percentages on pages 23-25.  To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4.  In discussing how difficult it would be for the named executive officers or how likely it will be for you to achieve the

Securities and Exchange Commission
November 21, 2007

undisclosed target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response:

As the Company indicated in the 2007 proxy statement, the performance metrics for its annual incentive bonus program is economic value added improvement (“EVA®”) and for its equity compensation program are earnings per share for 2006, earnings per share and cash flow for 2007 and 2008, and EVA for 2009 and thereafter.

While the concept of earnings per share is well understood, the EVA performance measure may be less clear.  EVA is an economic performance measure calculated by subtracting from net operating profit after tax a charge for capital employed in a particular business unit.  The charge for capital employed in a business unit is a product of the amount of capital utilized in the applicable business unit and the particular weighted average cost of capital assigned to that business unit.

EVA improvement is a measure of the growth anticipated by shareholders.  It represents the amount that EVA (calculated as described above) must improve each year in order for the Company’s current operations value (“COV”) to increase to its total market value.  COV is calculated as the sum of our current EVA capital plus the value that would be produced if EVA was maintained at its current level (i.e., no growth in EVA) into perpetuity.

As was provided in the 2007 proxy statement, the 2006 EVA improvement target was developed by the Company’s compensation consultant, Stern Stewart & Company, based on the principles outlined above.  The payout under the annual incentive bonus program is based on the amount of economic value created in the appropriate year, both for the Company as a whole and for the business units for which a senior officer has responsibility.  The EVA improvement target for 2006 for the Company as a whole was $7,300,000.  The EVA improvement required for a target bonus payout for the business units for which Mr. Butler was responsible was $4,864,000 and the EVA improvement required for a target bonus payout for the business units for which Mr. Neuffer was responsible was $911,000.

In addition to the EVA improvement target, an EVA interval both above and below the EVA improvement target is also calculated.  The EVA intervals serve as the guide for determining an officer’s performance bonus multiplier in terms of the amount of EVA improvement actually achieved.  For example:

•	If the annual EVA improvement achieved equals the target, the officer receives 100% of his target performance bonus.

•
Similarly, if the annual EVA improvement achieved is within one interval above or below the target, the officer receives a percentage of his target performance bonus, which is calculated by extrapolating the percentage of the interval achieved.

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November 21, 2007

•	If the annual EVA improvement achieved is more than one interval above the target, the officer would receive twice his target performance bonus.

•	Conversely, if the annual EVA improvement achieved is more than one interval shy of the target, the officer receives no bonus.

For 2006, the EVA interval for the Company as a whole was $32,000,000.  The EVA interval for those business units for which Mr. Butler has responsibility was $25,800,000, and the EVA interval for the business units for which Mr. Neuffer has responsibility was $8,600,000.

An example of how the EVA system works may provide clarification.  If the Company as a whole achieved $7,300,000 in EVA improvement, those individuals paid on Company-wide performance would receive their target payout amount (100%).  If instead the Company as a whole achieved $39,300,000 (i.e., $7,300,000 plus $32,000,000) or more in EVA improvement, an individual paid on corporate performance would receive his or her maximum payout amount (200%).  If the amount of EVA improvement achieved was less than $7,300,000 but more than a negative $24,700,000 (i.e., $7,300,000 minus $32,000,000), then the officer would be entitled to a payout, but the payout would be an amount less than the target payout and calculated by extrapolating the percent of the interval achieved.  If the amount of EVA improvement achieved was more than $7,300,000 but less than $39,300,000, then the officer would be entitled to a payout in an amount more than the target payout, but calculated by extrapolating the percent of the interval achieved.

In 2006, the Company as a whole produced $21,029,000 in EVA improvement ($13,729,000 above the applicable EVA target), which resulted in a bonus percentage of 143% for those individuals whose bonuses were based on corporate performance.  The business units for which Mr. Butler was responsible generated $13,922,000 in EVA improvement ($9,058,000 above the applicable EVA target), which resulted in a bonus percentage of 135% for Mr. Butler.  The business units for which Mr. Neuffer was responsible generated $9,969,000 in EVA improvement ($9,058,000 above the applicable EVA target), which resulted in a bonus percentage of 200% for Mr. Neuffer.

Under the equity compensation program, the performance metric for 2006 was earnings per share.  As explained in the 2007 proxy statement, if the established earnings per share goal is achieved, then the target payout for restricted stock units (“RSUs”) awards may be paid out to the participants.  However, the Compensation Committee retains complete subjective discretion to reduce any and all payouts if it does not believe the individual has made an appropriate contribution to the overall success of the Company.  Please see the Company’s response to comment #4 below for more information on the Compensation Committee’s use of discretion in connection with equity awards.

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November 21, 2007

For 2006, the earnings per share goal for the Company was $3.20.  This goal was established by the Compensation Committee and approved by the Board in January 2004.  The actual earnings per share achieved by the Company in 2006 was $4.65.  The significant over-achievement of this goal was the result of several years of earnings growth of over 30%.  This growth was achieved by both strong organic growth within each of the Company’s businesses, as well as numerous successful acquisitions that have added substantial accretion.  As a result of earnings per share achievement, each of the named executive officers (the “named executive officers”) received their full target RSU award.

The Company anticipates providing disclosure similar to that provided in this response to comment #2 regarding its historical performance targets in future filings, including the 2008 proxy statement, to the extent such information remains material and the disclosure of such information will not result in competitive harm.

3.
On pages 22, 23, and 26, you indicate that you have established performance targets for 2007 and beyond.  Disclose the targets in accordance with Item 402(b)(2)(v) of Regulation S-K and Instruction 2 to Item 402(b).

Response:

As the Company indicated in the 2007 proxy statement, the Company provides incentive compensation to its named executive officers through its annual cash incentive compensation program and its long-term equity compensation program.

Annual Cash Incentive Compensation Program

As discussed in the Company’s response to comment #2 above, under the Company’s 1995 Executive Incentive Compensation Plan, the Company provides its named executive officers with annual cash-based incentive awards.  The payout amount for these annual cash incentive awards is based upon achievement of specific EVA goals established for the Company as a whole, as well as for relevant Company business units.

The Compensation Committee reviews and establishes incentive targets for the annual cash incentive program prior to the first 90 days of each annual performance cycle.  The Compensation Committee, with the input of Stern Stewart & Company, established target performance levels for Company-wide EVA for each of 2007, 2008 and 2009 under the annual cash incentive plan, and has allocated these target objectives among the Company’s divisions.  An EVA interval is also established, and performance relative to that interval determines the bonus payout for EVA improvement achievement above or below the target.  The EVA goals are recommended by Stern Stewart & Company to the Compensation Committee.

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November 21, 2007

Long-Term Equity Compensation Program

Also as discussed in the Company’s response to comment #2 above, under the Company’s 1995 Executive Incentive Compensation Plan, the Company provides its named executive officers with annual RSU grants.  Each named executive officer is granted an  award of RSUs, but the actual number of shares eventually issued to a named executive officer depends on the Company’s achievement of the pre-established performance targets.  If the performance targets are not achieved, no RSU award payout can be made.  The Compensation Committee may also exercise negative discretion to reduce a payout of shares to an amount below the targeted payout amount.

For 2006, the performance goals for the long-term equity compensation program were based on the Company’s attainment of a pre-established earnings per share target.  For 2007 and 2008, the performance metrics are a combination of earnings per share and operating cash flow.  For 2009, the performance metric is EVA achievement.  The earnings per share and operating cash flow targets are established by the Compensation Committee based upon established growth objectives recommended by management, as further described in the 2007 proxy statement.  The EVA target for the period ending December 31, 2009 is established by the Compensation Committee based upon recommendations made by Stern Stewart & Company in the same manner as described above for the annual incentive program.

Competitive Harm Analysis

The Company advises the Staff that the remainder of the response to comment #3 is being provided supplementally under separate cover.  By separate letter, the Company has requested confidential treatment of the remainder of its response to comment #3 pursuant to the provisions of 17 C.F.R. § 200.83.

4.
There is minimal analysis and discussion of the effect individual performance has on compensation awards despite disclosure that indicates that you make compensation-related decisions in connection with non-quantitative achievements.  Please disclose additional details and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers.  For example, discuss in greater detail the achievement of the financial and operational goals within a named executive officer’s individual area of responsibility.  See Item 402(b)(2)(vii) of Regulation S-K.

Response:

The primary factors that the Compensation Committee considers when making compensation decisions for the Company’s named executive officers listed in the Company’s “Summary Compensation Table” are those related to overall Company performance, which are discussed in detail in the Company’s “Compensation Discussion and Analysis” (“CD&A”).  To a much lesser extent, the Compensation Committee

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November 21, 2007

considers individual performance by each of the Company’s named executive officers during the course of the year, as evaluated by the Compensation Committee in the case of Mr. Hathaway, and by Mr. Hathaway and the Compensation Committee in the case of the Company’s other named executive officers.  The Compensation Committee also considers the performance of the Company’s divisions in the case of the named executive officers who lead such divisions.  If and when individual performance is considered material by the Compensation Committee, however, individual performance generally has an impact on compensation decisions in only two ways, both of which involve the significant use of discretion on the part of the Compensation Committee.

First, if applicable, the Compensation Committee considers individual performance when determining named executive officers’ base salaries.  As disclosed in the 2007 proxy statement, numerous quantifiable factors are considered by the Compensation Committee when making determinations regarding compensation for named executive officers for the upcoming year.  These factors include the Company’s overall salary budget, overall Company financial performance, and individual division performance (regarding named executive officers who lead divisions), especially concerning EVA goals and income.  However, if and when individual performance is taken into account, other non-quantifiable factors may be considered by the Compensation Committee when establishing executives’ salaries, including the executives’ performance in leading improvements in the financial performance of poorly performing businesses or divisions, or addressing specific and major Company events or issues outside the ordinary course of business (e.g., acquisitions, divestitures, financings, restructurings, etc.).  Many of these “other” factors are clearly not established, “hard and fast” performance goals, but are qualitative individual performance factors that, if and when taken into consideration, would generally have a significant impact on our performance for the year and the individual officer’s success in his or her position.

Second, if applicable, the Compensation Committee also generally considers individual performance when determining our named executive officers’ long-term incentive compensation awards.  When determining the equity awards to be paid out to the named executive officers, the Compensation Committee will first look at the overall Company performance with respect to the pre-established financial goal or goals, which for 2006 was earnings per share.  If the overall Company goal is satisfied, the Compensation Committee next looks to the financial performance of the division for which the officer is responsible, and then to the officer’s individual and non-quantifiable contributions to the Company during the fiscal year.  If the Compensation Committee does not believe that a named executive officer has adequately contributed to the overall performance of the Company during the fiscal year, the Compensation Committee may reduce the number of shares paid to the officer (assuming that Company-wide performance targets have been achieved such that RSU payouts would have otherwise been approved).  The Compensation Committee exercised this type of negative discretion when determining equity payouts for 2006 with respect to certain officers other than the named executive officers.

Securities and Exchange Commission
November 21, 2007

For 2006, overall Company performance (EVA, earnings per share and cash flow) was the primary factor that the Compensation Committee considered when making compensation decisions for the Company’s named executive officers, and individual performance was considered to a much lesser extent.  To this end, the Compensation Committee considered the following individual performance and other quantifiable and non-quantifiable factors (including financial performance factors involving particular divisions within a named executive officer’s area of responsibility) when making compensation decisions for the following named executive officers:

•	For Mr. Hathaway: overall Company growth; management development; and the Company’s successful completion of significant transactions;

•	For Mr. Butler: EVA, growth and management development for the Company’s access services and mill services divisions; and the Company’s successful integration of recent acquisitions;

•	For Mr. Fazzolari: overall Company growth looking primarily to financial measures and overall strategic development goals;

•
For Mr. Kimmel: the Company’s successful completion of significant transactions; the Company’s handling of major litigation matters and other legal issues; implementation of human resources plans; and the successful management of risk management issues; and

•	For Mr. Neuffer: EVA, growth and reorganization of certain companies within the Company’s recently renamed Minerals and Rail Technologies Group.

The Company anticipates including disclosure similar to that provided in this response to comment #4 of how individual performance impacts compensation decisions in future filings, including the 2008 proxy statement, to the extent such information remains material.

5.
The precise nature of your benchmarking activities is not clear.  Please identify the companies, including those whose information is included in the information supplied by the compensation consultants, the Committee evaluated during its review of the market position of your executive compensation practices.  If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:

The Compensation Committee benchmarks salaries, total cash compensation (i.e., salary plus annual cash incentives) and total direct compensation (i.e., salary plus annual cash incentives and long-term incentive awards) annually against survey data provided by Towers Perrin during Towers Perrin’s annual review of executive compensation for the Company’s senior executive officers.  No other benchmarking is undertaken by the Compensation Committee for compensation purposes.

Securities and Exchange Commission
November 21, 2007

In preparing the survey data it provides to the Compensation Committee, Towers Perrin utilizes a broad industry-wide benchmarking database of over 800 companies.  Information regarding the specific companies included in Towers Perrin’s database is available to the Company upon its request.  In completing its analysis that is eventually provided to the Compensation Committee, Towers Perrin takes into account the size of the Company and its lines of business by using regression analysis to size-adjust the database information such that the market data provided corresponds to organizations and business units of similar size.

The Company anticipates including further discussion and clarification of its benchmarking process and activities and information regarding the specific companies included in the Towers Perrin database in future filings, including the 2008 proxy statement, to the extent such information remains material.

6.
In various locations, you state that you “strive to maintain total compensation packages which range from moderately below to moderately above industry medians.”  Please clarify the disclosure relating to where you target compensation in relation to the industry median.  Discuss where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters.  Disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in 2006.  To the extent actual compensation was outside a targeted percentile range, please explain why.

Response:

In general, the Compensation Committee benchmarks named executive officers’ salaries, total cash compensation (which consists of the executives’ salaries and annual cash incentives), and total direct compensation (which consists of the executives’ salaries, annual cash incentives and long-term incentive awards) each at the 50th percentile of the survey data provided by Towers Perrin (as discussed above in the Company’s response to comment #5).  However, from year-to-year, the Compensation Committee may use positive or negative discretion to set a named executive officer’s salary, total cash compensation and total direct compensation either above or below the 50th percentile, which results in a general range of named executive officer salaries, total cash compensation and total direct compensation over time of both moderately below to moderately above the 50th percentile (which is what the Company views as industry medians).  For example, for individuals who are relatively new to their positions, or may have performed below expectations, their salaries may be established as much as 15% below the 50th percentile.  Internal pay equity considerations and management input also play a role in the level at which salaries are ultimately established by the Compensation Committee.  For example, for the Company’s strongest performing executives, or individuals who have been in their jobs for a considerable period of time, etc., their salaries, total cash compensation and total direct compensation may be established as much as 15% above the 50th percentile.  In all instances, however, and even when exercising discretion, the Compensation Committee generally still aims to keep salaries, total cash compensation and total direct compensation as close to the 50th percentile as possible.

Securities and Exchange Commission
November 21, 2007

In reviewing salary, total cash compensation and total direct compensation, the Compensation Committee considers how each named executive officer’s compensation compares to the 50th percentile.  For 2006, the Company’s named executive officers’ target compensation was determined to be at the  following percentiles of the benchmark group:

	Salary	Total Cash Compensation	Total Direct Compensation
Mr. Hathaway	54%	48.5%	37%
Mr. Butler	48.5%	47%	52%
Mr. Fazzolari	49.5%	49%	44.5%
Mr. Kimmel	30%	28.5%	32.5%
Mr. Neuffer	38.5%	35%	32.5%

The only three named executive officers for whom compensation was established outside the range discussed above are Mr. Hathaway (in terms of total direct compensation) and Messrs. Kimmel and Neuffer (in terms of each of salary, total cash compensation and total direct compensation).  Mr. Hathaway’s result is due to Mr. Hathaway’s declining salary increases during the past several years and the conservative RSU grants provided in the initial years of the RSU program, which was established by the Board of Directors in January 2004.  Mr. Kimmel’s result is because he is fairly new to his position (three years as of 2006) and received a relatively low starting base salary when he moved into his position.  Mr. Neuffer’s result is because of his increasing responsibilities, his lower base salary prior to moving into positions with greater responsibility and the conservative RSU grants provided in the initial years of the RSU program.  The Compensation Committee considered these rationales when establishing compensation for Messrs. Hathaway, Kimmel and Neuffer, and determined that the results were acceptable.

The Company anticipates including disclosure similar to that provided in this response to comment #6 of its compensation benchmarking practices and policies in future filings, including the 2008 proxy statement, to the extent such information remains material.

7.
Identify the material differences in compensation policies with respect to individual named executive officers in your Compensation Discussion and Analysis.  Please refer to Section II.B.1. of Commission Release No. 33-8732A.  We note disparities in Mr. Hathaway’s stock awards and non-equity incentive plan compensation as compared to that of other named executive officers.  Notwithstanding the disclosure on page 30, please provide a more detailed discussion of how and why Mr. Hathaway’s compensation differs from that of the other named executive officers.  If policies or decisions relating to a named executive officer are materially different from the other officers, please discuss this on an individualized basis.

Securities and Exchange Commission
November 21, 2007

Response:

The Company utilizes the same compensation program philosophy and objectives for each of its named executive officers.  As a result, salary, annual incentive awards and long term incentive awards for the Company’s named executive officers generally differ only in terms of quantum.  The Compensation Committee did not specifically structure its compensation decisions to create notable disparity between the compensation elements paid to the Company’s named executive officers.  Instead, the differences between the amounts paid to Mr. Hathaway and the Company’s other named executive officers results from the standard application of the Company’s compensation policies and formulae as disclosed in the 2007 proxy statement, and specifically result from considerations such as:

•	Differences in the scope of responsibilities held by the named executive officers;

•	Benchmarking performance related to salaries, total cash compensation and total direct compensation;

•	Length of service with the Company and in specific positions; and

•	Performance (specifically the effect of what the Compensation Committee has viewed as exceptional performance) of duties during a named executive officer’s tenure with the Company.

The Company anticipates providing an analysis of any material disparities in the amounts paid as compensation to the Company’s named executive officers in future filings, including the 2008 proxy statement.

With respect to 2006, however, the Compensation Committee chose to structure Mr. Hathaway’s RSU grant differently than those for the other named executive officers.  In general, when RSUs are paid out to the Company’s executive officers based on the achievement of applicable performance criteria, the RSUs vest over a three-year period.  Settlement for the vested RSU award is generally made in shares, net of all taxes.  When this program was introduced in 2005, however, the Compensation Committee took into consideration Mr. Hathaway’s intention to retire within a few years, his equity holdings in the Company and his diversification plans.  Based on these considerations, the Compensation Committee determined to settle Mr. Hathaway’s RSU awards in cash rather than shares.  Mr. Hathaway announced his retirement as the Company’s Chief Executive Officer in September 2007, which retirement will be effective December 31, 2007.  As a result, the Company anticipates that all named executive officers will have the same structure in 2008 and beyond.

The Company will provide disclosure of this disparity in future filings, including the 2008 proxy statement, to the extent it remains material.

Securities and Exchange Commission
November 21, 2007

8.
Please disclose the relationships between the Committee, Stern Stewart & Company and Towers Perrin to provide a materially complete description of each consultant’s role with the company.  You state that Stern Stewart deals with the EVA and Towers Perrin deals with other matters yet the precise nature and scope of each consultant’s assignment is not clear.  See Item 407(e)(3)(iii) of Regulation S-K.

Response:

The Company’s annual incentive compensation program was designed and is overseen by Stern Stewart & Company.  As further described in the Company’s response to comment #9 below, each year Stern Stewart & Company assists our Compensation Committee with identifying annual EVA objectives at both the company-wide and division levels for the annual incentive compensation program.  More specifically, Stern Stewart & Company calculates these EVA targets, as well as the EVA intervals that determine the level of compensation if actual results are above or below the target, and reviews and discusses these calculations with the Compensation Committee on an annual basis.  Although management provides Stern Stewart & Company with sufficient information to calculate the EVA targets, management is not otherwise involved in this process.  While Stern Stewart & Company works directly with the Compensation Committee, it has been engaged by the Company and not by the Board of Directors or any of its committees.

Towers Perrin is the Company’s actuary and has provided various compensation and benefits advice to the Company for years.  One historical aspect of these services has been for Towers Perrin to provide executive compensation benchmarking data to the Compensation Committee as requested.  Until two years ago, this benchmarking data was provided every other year.  Since then, the benchmarking data has been provided annually.  Towers Perrin generally does not meet with the Compensation Committee.  As with Stern Stewart & Company, Towers Perrin has been engaged by the Company and not by the Board of Directors or any of its committees.

The Company anticipates clarifying the relationships among the Compensation Committee, Stern Stewart & Company and Towers Perrin, and the nature and scope of each consultant’s assignment, in future filings, including the 2008 proxy statement, to the extent such information  remains material.

Annual Incentive Compensation Plan, page 24

9.
Please ensure that you provide sufficient analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006.  For example, you provide little, if any, analysis of how the application of the formula for the awarding of short-term cash incentive compensation resulted in the specific payouts set forth in the last full paragraph on page 25.  Provide a description of the specific levels of achievement of each named executive officer relative to the targets as well as any additional information pertaining to each

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November 21, 2007

individual’s performance that the Committee considered in determining specific payout levels for 2006.  Notwithstanding the disclosure in the fourth full paragraph of page 24, please consider providing a specific example of how the respective weighted factors in the formula work in practice by applying the formula to an actual award made to a named executive officer in a given fiscal year.  See Item 402(b)(1)(v) of Regulation S-K.

Response:

As described in the 2007 proxy statement, actual payouts under the Company’s annual incentive compensation plan are formula driven.  Each named executive officer’s target payout amount equals his or her annual salary multiplied by a bonus percentage.  The bonus percentage is determined by multiplying the officer’s salary grade by 0.02, and represents the target bonus percentage that the officer is eligible to receive for the given year.  For example, if an officer’s salary grade is 50, his or her bonus percentage would be 1.00 (or 100%).  In that example, the officer’s target payout under the annual incentive compensation plan would be 100% of his or her annual salary.

In determining actual payouts under the annual incentive program, the Compensation Committee multiplies an officer’s target payout amount by a performance factor.  The performance factor is calculated based on the Company’s success in achieving its EVA targets in a given year (at a company-wide level for corporate officers and at the division level for division leaders).  Stern Stewart & Company recommends expected EVA levels at both a company-wide level and for each of the Company’s divisions and an EVA interval that determines performance levels at above or below the target level to the Compensation Committee, which adopts the final EVA targets and intervals.  After the fiscal year is complete, the Compensation Committee determines the performance factor by applying the bonus formula to calculate what percentage of the EVA target was achieved by the Company (at either a company-wide level or at a division level, as applicable).  For each officer, the performance factor is then multiplied by his or her target payout amount to determine his or her actual payout under the annual incentive compensation plan.

As disclosed in the 2007 proxy statement, the Compensation Committee determined that the following performance factors were achieved regarding respective EVA targets for the Company’s named executive officers:  Mr. Butler, 135%; Mr. Neuffer, 200%; and for each of Messrs. Hathaway, Fazzolari and Kimmel, 143%.  No aspects of individual performance were considered by the Compensation Committee in determining actual payouts under the annual incentive compensation plan.

As an example, in the 2007 proxy statement, the Company disclosed that Mr. Fazzolari received an actual payout of 143% of his target payout amount based on company-wide EVA achievement.  Mr. Fazzolari’s annual incentive compensation payout was calculated as follows:

•	For 2006, Mr. Fazzolari’s salary was $450,000 and his salary grade was 32;

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November 21, 2007

•	Multiplying Mr. Fazzolari’s salary grade (32) by 0.02 results in a bonus percentage of 64%. As a result, Mr. Fazzolari’s target payout amount for 2006 equaled $288,000 (or $450,000 multiplied by 64%);

•	The Compensation Committee determined that the Company achieved 143% of the company-wide EVA target established for 2006, resulting in a performance factor of 1.43; and

•	Multiplying Mr. Fazzolari’s target payout amount ($288,000) by the performance factor (1.43) results in an actual payout amount for 2006 of $411,840.

In future filings, including the 2008 proxy statement, the Company anticipates providing additional analysis regarding its annual incentive compensation plan calculations and payouts to the extent such analysis remains material.

Termination or Change in Control Agreements, page 41

10.
Please disclose how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits.  Also, in the Compensation Discussion and Analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements.  See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Response:

In connection with the Compensation Committee’s review of the Company’s change in control agreements in 2005, the Compensation Committee also reviewed and considered the payment and benefit levels provided for under the termination and change in control arrangements with the Company’s named executive officers.

As a result of its reviews and analyses, the Compensation Committee approved reductions in certain features of the Company’s change in control arrangements due to the fact that prior payment levels were no longer consistent with the Company’s philosophy regarding severance payments in general, which looks inward and to the Company’s overall employee severance arrangements rather than outward and toward a review of peer company policies.  The Compensation Committee, following such review, determined that the remaining payment and benefit levels provided for under the change in control and other termination arrangements were consistent with the Company’s general severance philosophy.  The modifications to the Company’s change in control agreements were disclosed on page 29 of the 2007 proxy statement.  The Company anticipates disclosing its analysis regarding the appropriateness of the payment and benefit levels provided for under the termination and change in control arrangements with the Company’s named executive officers in future filings, including the 2008 proxy statement, to the extent such analysis remains material.

Securities and Exchange Commission
November 21, 2007

In CD&A, under the subheading “Total Compensation” on page 22, the Company indicated that benefits that are particular to an individual executive officer, including those provided under change of control agreements, are reviewed by the Compensation Committee on a regular basis, but not necessarily as part of the annual compensation review process discussed in further detail in CD&A.  The Company generally considers the change of control agreements as compensation elements separate and apart from the other elements of its compensation arrangements.  More specifically, the payments or benefits available under the change of control agreements do not have any significant impact on the Compensation Committee’s general compensation decisions relating to salary and incentive payments.  Instead, the Compensation Committee considers that the change in control agreements are in place to cover a specific and unlikely circumstance, namely if the Company is acquired and the executives lose their jobs.  In this way, payments and benefits available under the change of control agreements are not viewed by the Compensation Committee as amounts that should impact the compensation amounts awarded on a year-to-year basis to the named executive officers for their ongoing management of the Company.

The Company anticipates disclosing its analysis regarding the impact of these types of payments and benefits in future filings, including the 2008 proxy statement, to the extent such analysis remains material.

Transactions with Related Persons, page 46

11.
You indicate that your related policies and procedures regarding transactions with related persons are contained in the Nominating and Corporate Governance Committee Charter.  You also reference your Code of Conduct in the last paragraph of this subsection.  Please clarify the relevance of the Code of Conduct to your policies and procedures regarding transactions with related persons.

Response:

The Company referenced its Nominating and Corporate Governance Committee Charter in the first paragraph under the subheading “Policies and Procedures Regarding Transactions with Related Persons” to indicate the source of the charge by which the Nominating and Corporate Governance Committee is required to review and approve all material related person transactions.  The Company’s policies and procedures regarding this review, however, are summarized in the immediately subsequent paragraph.

The Company’s Code of Conduct applies to each of its directors and employees as, among other things, the primary guide for what the Company expects of its directors, officers and employees regarding handling potential and actual conflicts of interest.  The section of the Code of Conduct entitled “Serving our Markets with Integrity” covers the concept of conflicts of interest and the Company’s view regarding when an inappropriate undertaking may be occurring.  While the Company understands that a related party transaction may not be a per se conflict of interest, the Company believes that related

Securities and Exchange Commission
November 21, 2007

party transactions and conflicts of interest are sufficiently related concepts so as to warrant discussion of the Company’s conflicts of interest views in this subsection.

The Company anticipates clarifying this disclosure in future filings, including the 2008 proxy statement.

*           *           *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its 2007 definitive proxy statement;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to its 2007 definitive proxy statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Mark E. Kimmel

Mark E. Kimmel
General Counsel and
   Corporate Secretary